Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Hong Kong prospectus dated Friday, June 25, 2021 (the “Prospectus”) issued by XPeng Inc. (the “Company”).

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not a prospectus. Potential investors should read the Prospectus for detailed information about the Company and the Global Offering described below before deciding whether or not to invest in the Offer Shares.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a registration statement on Form F-1, as amended, with the United States Securities and Exchange Commission in connection with the Global Offering.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiaries, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. For further information about the risks associated with our WVR structure, see the section headed “Risk Factors — Risks Relating to Our Corporate Structure” in the Prospectus. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

XPeng Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION

PARTIAL EXERCISE OF THE OVER-ALLOTMENT OPTION

The Company refers to the Prospectus and the allotment results announcement of the Company dated July 6, 2021. On July 14, 2021 (after trading hours), the Joint Representatives, on behalf of the International Underwriters, have partially exercised the Over-allotment Option in respect of an aggregate of 12,083,300 Class A ordinary shares (the “Over-allotment Shares”), representing approximately 14.22% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

Pursuant to the Stock Borrowing Agreement entered into between J.P. Morgan Securities plc and Quack Holding Limited, J.P. Morgan Securities plc has borrowed 12,750,000 Class A ordinary shares from Quack Holding Limited to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return to Quack Holding Limited of part of the borrowed Class A ordinary shares. The Company will allot and issue the Over-allotment Shares at HK$165.00 per Class A ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%), being the International Offer Price.

Approval of Listing

The Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange will commence at 9:00 a.m. on July 19, 2021.

*	For identification purposes only

Total Number of Shares of the Company upon the Partial Exercise of the Over-allotment Option

The Company’s total number of issued and outstanding Class A ordinary shares immediately before and immediately after the completion of the partial exercise of the Over-allotment Option (assuming the total number of issued and outstanding Class A ordinary shares remains unchanged since the Latest Practicable Date, except for the Class A ordinary shares issued pursuant to the Global Offering) is expected to be 1,281,821,510 Class A ordinary shares and 1,293,904,810 Class A ordinary shares, respectively. The Company’s total number of issued and outstanding Class B ordinary shares immediately before and immediately after the completion of the partial exercise of the Over-allotment Option is expected to be 409,846,136 Class B ordinary shares.

Use of Proceeds

The Company will receive additional net proceeds of approximately HK$1,969.66 million for the issue of the Over-allotment Shares, after deducting offering expenses payable by us in relation to the exercise of the Over-allotment Option. The Company intends to apply the additional net proceeds towards the same purposes as set out in the section headed “Future Plans and Use of Proceeds” in the Prospectus.

PUBLIC FLOAT

The Company confirms that immediately following completion of the partial exercise of the Over- allotment Option, the Company will continue to comply with the public float requirements under Rule 8.08(1)(a) of the Listing Rules.

By order of the Board
XPeng Inc. Xiaopeng He Chairman

Hong Kong, Wednesday, July 14, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Jun Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

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